UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                          Grow Biz International, Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  399817105000
                          -----------------------------
                                 (CUSIP Number)

                                Sheldon T. Fleck
                            1400 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 376-7489
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 21, 1996
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 9 Pages

                                  SCHEDULE 13D
CUSIP No.  399817 10 5                                  Page 2 of 9 Pages


- -------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Sheldon T. Fleck
              S.S.# ###-##-####

- -------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                           (b)


- -------------------------------------------------------------------------------
3             SEC USE ONLY
- -------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF, OO
- -------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF     7     SOLE VOTING POWER
SHARES
BENEFICIALLY        278,800
OWNED BY      -----------------------------------------------------------------
EACH          8     SHARED VOTING POWER
REPORTING
PERSON              0
WITH          -----------------------------------------------------------------
              9     SOLE DISPOSITIVE POWER

                    278,800
              -----------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    0
- -------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              278,800
- -------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                   [X]
              Excludes  80,000  shares held by reporting  person's  spouse as to which reporting person disclaims beneficial ownership.
- -------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.46 percent
- -------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                IN
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.  399817 10 5                                  Page 3 of 9 Pages

- -------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Terry K. Fleck
              S.S.# ###-##-####

- -------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                            (b)


- -------------------------------------------------------------------------------
3             SEC USE ONLY
- -------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              PF, OO
- -------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
- -------------------------------------------------------------------------------
NUMBER OF     7      SOLE VOTING POWER
SHARES
BENEFICIALLY         80,000
OWNED BY      -----------------------------------------------------------------
EACH          8      SHARED VOTING POWER
REPORTING
PERSON               0
WITH          -----------------------------------------------------------------
              9      SOLE DISPOSITIVE POWER

                     80,000
              -----------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER

                     0
- -------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              80,000
- -------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                               [X]
              Excludes  278,800 shares held by reporting  person's  spouse as to which reporting person disclaims beneficial ownership.
- -------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.28 percent
- -------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              IN
- -------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.           Security and Issuer.

                  This filing relates to Common Stock of Grow Biz International,
                  Inc.  (the  "Issuer"),   4200  Dahlberg  Drive,   Minneapolis,
                  Minnesota 55422-4837.


Item 2.           Identity and Background.

                  Persons Filing:

                  (a-1)    Name:  Sheldon T. Fleck.

                  (a-2) Business Address: 1400 International Centre, 900 Second Avenue South, Minneapolis, Minnesota 55402

                  (a-3)    Principal Occupation:  Private Investor

                  (a-4) Mr. Fleck has not, during the last five years, been convicted in a criminal proceeding.

                  (a-5) Mr. Fleck was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (b-1)    Name:  Terry K. Fleck.

                  (b-2) Business Address: 1400 International Centre, 900 Second Avenue South, Minneapolis, Minnesota 55402

                  (b-3)    Principal Occupation:  Private Investor

                  (b-4) Ms. Fleck has not, during the last five years, been convicted in a criminal proceeding.

                  (b-5) Ms. Fleck was not, during the last five years, a party to any civil proceeding as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Sheldon T. Fleck purchased the shares he beneficially owns with personal funds and funds borrowed under a margin account maintained in Mr. Fleck's name with his broker.

                  Terry K. Fleck purchased the shares she beneficially owns with personal funds and funds borrowed under a margin account maintained in Ms. Fleck's name with her broker.

Item 4.           Purpose of the Transaction.

                  The shares of Common Stock purchased by Sheldon and Terry Fleck have been acquired for investment purposes. Either investor may make additional purchases of Common Stock either in the open market or in private transactions depending on his or her evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him or her, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, either investor may decide in the future to sell all or part of his or her respective investments in the Common Stock.

                  Although the purchases of shares of Common Stock have been made for investment, at some future time either of the investors might decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. At the present time the Investors have made no decision to seek to acquire the Issuer or to seek to control or otherwise influence the management or policies of the Issuer.

Item 5.           Interest in Securities of the Issuer.

                  Sheldon T. Fleck beneficially owns 278,800 shares of Grow Biz International, Inc. Common Stock representing 4.46% of the shares of Common Stock outstanding based on representations by the Issuer as to the total number of shares of Common Stock outstanding. Mr. Fleck has sole voting and investment power over such shares. Mr. Fleck disclaims any beneficial ownership of all shares held by Terry K. Fleck. Terry K. Fleck beneficially owns 80,000 shares of Grow Biz International, Inc. Common Stock representing 1.28% of the shares of Common Stock outstanding based on representations by the Issuer as to the total number of shares of Common Stock outstanding. Ms. Fleck has sole voting and investment power over such shares.
                  Ms. Fleck disclaims any beneficial ownership of all shares held by Sheldon T. Fleck.

                  The investors are filing this joint Schedule 13D because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") or each may be deemed to beneficially own the shares held by the other. However, neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Sheldon T. Fleck and Terry K. Fleck are a group for the purpose of Section 13(d) of the Exchange Act or for any other purpose or that either is the beneficial owner of any of the shares held by the other.

                  Sheldon T. Fleck effected the following transactions in the Issuer's Common Stock during the 60 days prior to the date of this Schedule 13D:

                                                           Number of   Price Per
                  Transaction                Trade Date      Shares       Share

                  Open market purchase        8/13/96        5,800        $7.38
                  Open market purchase        8/16/96        8,500        $7.38
                  Open market purchase        8/20/96       10,000        $7.19
                  Open market purchase        8/21/96      124,000        $6.94
                  Open market purchase        8/27/96        7,500        $7.31
                  Open market purchase        8/30/96        3,000        $8.19

                  Terry K. Fleck effected no transactions in the Issuer's Common Stock during the 60 days prior to the date of this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  1.       Agreement to File Jointly.



                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                  Date:     September 3, 1996.


                                                     By: /s/ Sheldon T. Fleck
                                                     Sheldon T. Fleck

                                                     By: /s/ Terry K. Fleck
                                                     Terry K. Fleck

                          EXHIBIT INDEX TO SCHEDULE 13D


         EXHIBIT NUMBER                     DESCRIPTION

                  1                         Agreement to File Jointly





570538

                                    Exhibit 1

                            AGREEMENT TO FILE JOINTLY

         The  undersigned  hereby  agree and  consent  to the  filing of a joint
Schedule 13D pursuant to the Securities Exchange Act of 1934. The parties hereto acknowledge that the information in such Schedule 13D is true and correct as to each of them.

                                                     /s/ Sheldon T. Fleck
                                                     Sheldon T. Fleck


                                                     /s/ Terry K. Fleck
                                                     Terry K. Fleck